July 31, 2009
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549
Attention: W. Bradshaw Skinner, Senior Associate Chief Accountant

Re:	Denbury Resources Inc. Form 10-K for Fiscal Year Ended December 31, 2008 Filed March 2, 2009 Comment Letter Dated July 15, 2009 File No. 001-12935
Dear Mr. Skinner:
     On behalf of Denbury Resources Inc. (the “Company”), set forth below are the Company’s responses to the comments of the Staff of the Securities and Exchange Commission regarding the above referenced filing as set forth in the Staff’s letter dated July 15, 2009. For your convenience, we have repeated each of the comments set forth in the Staff’s letter (in bold text) and followed each comment with the Company’s response (in normal text).
Form 10-K for the Fiscal Year Ended December 31, 2008
Consolidated Statements of Cash Flows, page 62
1.	We note from your response to our prior comment number five that the sum of the three line items included in the investing activities titled ‘Oil and natural gas capital expenditures,’ ‘CO2 capital expenditures, including pipelines’ and ‘Change in accrual for capital expenditures’ represent your “actual cash outlays for capital expenditure activities during the period.” In support of your presentation, you stated in your response that this presentation “provides useful information to investors, as we are in a capital intensive industry, and at times the difference between our incurred capital expenditures and our actual cash outlays related thereto can be material.” While we understand your reasoning for presenting the line item ‘Change in accrual for capital expenditures,’ we do not believe your presentation is supported by the guidance in FAS 95. In particular, paragraph 32 of FAS 95 states that “Information about all investing and financing activities of an enterprise during a period that affect recognized assets or liabilities but that do not result in cash receipts or cash payments in the period shall be reported in related disclosures.” This paragraph also indicates that while certain transactions are part cash and part noncash, “only the cash portion shall be reported in the statement of cash flows.” Therefore, we believe you should modify your presentation accordingly. We understand you may wish to expand related disclosures to address the difference between your incurred capital expenditures and actual cash outlays during the periods presented.

Response:
     In our future filings we will modify our presentation in the Statements of Cash Flows to eliminate the line ‘Change in accrual for capital expenditures’. In our future filings we will also conform our prior period presentation to match our current period presentation. Additionally, we will expand our related disclosures to address the difference between our incurred capital expenditures and actual cash outlays as appropriate.
2.	Please confirm, if true, that you do not accrue in advance your anticipated capital expenditures, or otherwise advise.

Response:
     We confirm that we do not accrue capital expenditures prior to incurring the expenditure.
Note 3. Related Party Transactions — Genesis
Incentive Compensation Agreement, page 74
3.	We note from your response to prior comment number eight that you account for the incentive compensation awards to members of Genesis’ management under FAS 123(R) “because of the equity characteristics of the award.” Based on your response, please address the following:
•	Describe in further detail the term(s) of the awards that you believe supports their classification as equity instruments;
Response:
     We respectfully would like to clarify that the incentive compensation awards granted to members of Genesis’ management are share-based; however, they are liability classified pursuant to FAS 123(R). The term of the awards which supports liability classification is the mandatory redemption upon termination of employment or change in control. Pursuant to paragraph 29 of FAS 123(R), we have applied the classification criteria in paragraphs 8-14 of FAS 150 and, in considering the mandatory cash-settlement redemption provision of the awards, concluded that the award is liability classified.
     We used the phrase “because of the equity characteristics of the award” in our response to prior comment number eight to focus on why the award is within the scope of FAS 123(R).
•	Add expanded disclosures which describes in further detail the general terms of these awards;
Response:
     In future filings we will expand our disclosure to describe in further detail the general terms of these awards, so that our disclosure will read as follows:

Incentive Compensation Agreement
     In late December 2008, our subsidiary, Genesis Energy, LLC, entered into agreements with three officers of Genesis Energy, LLC, who also serve in those capacities for Genesis Energy L.P. (“Genesis”) management, for the purpose of providing them incentive compensation. The compensation agreements provide Genesis management with the ability to earn up to an approximate aggregate 17% interest in the incentive distributions that Genesis Energy, LLC receives (commencing in 2009) from Genesis. The percentage interest in the incentive distribution earned in any given period can vary based upon the Cash Available Before Reserves (“CABR”) per unit as generated by Genesis (excluding any transactions between Genesis and the Company) over each of the three member’s base amount of CABR per unit as stated in each member’s compensation agreement, subject to vesting and other requirements. As the amount of CABR per unit increases, the members’ share of the incentive distributions increases, up to a maximum aggregate 17% in any given period.
     The amount payable under the award in the event of an employee termination is the present value of the member’s share of forecasted incentive distributions assuming the then current level of distributions continue into perpetuity. The award agreement dictates that the member’s share of future incentive distributions be discounted back to the payment date using a discount rate equal to the current distribution yield of market comparable general partners of master limited partnerships.
     The awards vest 25% on each anniversary of the grant date. The awards are mandatorily redeemable upon termination of employment or change in control and require the membership interests of the holders of the awards to be redeemed for cash (or in certain instances Genesis units) by Genesis Energy, LLC. Under the provisions of SFAS 123(R), the estimated fair value of these awards is measured each reporting period and recorded as a liability to the extent vested. Changes in the liability are recorded as compensation expense in “General and administrative” expenses in our Unaudited Condensed Consolidated Statement of Operations. We use the graded attribution method to recognize the share-based compensation expense associated with these awards.
•	Provide the journal entry you recorded upon initial recognition of the liability and the date of your initial recognition;
Response:
     We recognized a $2,510,000 liability during the three month period ended March 31, 2009. The initial amount recorded represents the estimated fair value of these awards at March 31, 2009, multiplied by the percent vesting period that had lapsed for each separately vesting tranche of the award. The award liability at December 31, 2008 when applying the graded vesting attribution was not material to our financial statements as only one day of the four year vesting period had passed, so no liability for the award was recognized at that reporting period.
The journal entry to record the initial liability is:

Genesis Management Comp — G&A	2,510,000 DEBIT

Liability	2,510,000 CREDIT

•	Describe your method of estimating the fair value of the liability; and
Response:
     Consistent with the measurement principles of FAS 123(R), the fair value of these awards is estimated using a discounted cash flow analysis which includes assumptions regarding a number of variables, including the estimates of future CABR generated by Genesis, the distribution yield of market comparable general partners of master limited partnerships and a discount rate which considers the risk of forecasted items being realized, the time value of money and the risk of non-performance by Denbury.
•	Explain how you determined that the “compensation agreements provide Genesis’ management with the ability to earn up to an approximate 17% interest in the incentive distributions that Genesis Energy, LLC will receive from Genesis.”
Response:
     The limited liability company agreement of Genesis Energy, LLC provides for a class of ownership interest (“Class B Ownership Interests”) that may be awarded to designated Genesis Energy, LLC officers that may in the aggregate represent up to a 20% interest in the incentive distributions that Genesis Energy, LLC receives from Genesis (commencing in 2009). As of December 31, 2008, approximately 86% of the Class B Ownership Interests that could be granted had been awarded to officers of Genesis Energy, LLC. The 86% of outstanding Class B Ownership Interests can earn up to an aggregate 17% of the incentive distributions that Genesis Energy, LLC receives from Genesis (calculated as 86% of 20% of the aggregate incentive distributions that could be granted).
     The percentage interest in the incentive distribution earned in any given period can vary based upon the Cash Available Before Reserves (“CABR”) per unit as generated by Genesis (excluding any transactions between Genesis and the Company) over each member’s base amount of CABR per unit as stated in each member’s compensation agreement, subject to vesting and other requirements. As the amount of CABR per unit increases, the members’ share of the incentive distributions increases, but not to exceed 17% in any given period.
     In connection with the foregoing responses, the undersigned, on behalf of the Company, acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Thank you for your time and consideration of this matter. If you have any questions or concerns about this response, please contact the undersigned at 972-673-2007, or by fax at 972-673-2150.
Sincerely,
/s/ Mark C. Allen
Mark C. Allen
Sr. Vice President and Chief Financial Officer